                                      [LOGO]
                            NOMA INDUSTRIES LIMITED

                              DIRECTORS' CIRCULAR
                                  RECOMMENDING
                                   ACCEPTANCE

                                  OF THE OFFER
                                       BY
                             NOMA ACQUISITION CORP.
                     AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF

                        THE GENERAL CHEMICAL GROUP INC.
            TO PURCHASE ALL OF THE CLASS A SHARES AND CLASS B SHARES
                                       OF

                            NOMA INDUSTRIES LIMITED

                 THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
                 THAT SHAREHOLDERS ACCEPT THE OFFER AND DEPOSIT
            THEIR CLASS A SHARES AND CLASS B SHARES UNDER THE OFFER.

                                 MARCH 10, 1999

                               TABLE OF CONTENTS

                                                                PAGE NO.
                                                                --------
DIRECTORS' CIRCULAR.........................................          1
BACKGROUND TO THE OFFER.....................................          1
RECOMMENDATION AND REASONS FOR RECOMMENDATION...............          4
PRICE RANGE AND TRADING VOLUME OF COMMON SHARES.............          5
DIRECTORS AND SENIOR OFFICERS OF NOMA AND OWNERSHIP OF
  SECURITIES................................................          6
PRINCIPAL HOLDERS OF NOMA SECURITIES........................          7
INTENTION WITH RESPECT TO THE OFFER.........................          7
TRADING IN SECURITIES OF NOMA...............................          7
ISSUANCES OF NOMA SECURITIES................................          8
OPTION PLANS................................................          8
OWNERSHIP OF SECURITIES OF THE OFFEROR......................          8
RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS, SENIOR
  OFFICERS AND SHAREHOLDERS OF NOMA.........................          8
AGREEMENTS BETWEEN NOMA AND ITS DIRECTORS AND SENIOR
  OFFICERS..................................................          9
MATERIAL CHANGES IN THE AFFAIRS OF NOMA.....................         11
OTHER INFORMATION...........................................         11
STATUTORY RIGHTS............................................         11
APPROVAL OF THE DIRECTORS' CIRCULAR AND NOTICE OF CHANGE....         11
CERTIFICATE.................................................         13

                                       (i)

                                                                          [LOGO]

                                                                  March 10, 1999

Dear Shareholder:

     Noma Acquisition Corp., an indirect wholly-owned subsidiary of The General Chemical Group Inc. ("GCG"), is mailing concurrently herewith its offer to purchase all of Noma's Class A shares (the "Class A Shares") and Class B shares (the "Class B Shares") for $9.25 cash per Class A Share and Class B Share (the "Offer"). The Offer is conditional upon, among other things, the deposit of a number of Noma Class A Shares and Class B Shares which constitutes at least
66 2/3% of each of the outstanding Class A Shares and Class B Shares of Noma on a fully diluted basis, provided that, in any event, if less than 90% of the outstanding Class A Shares or Class B Shares shall have been validly deposited under the Offer, there shall have been validly deposited under the Offer a majority of the outstanding shares of each class owned by holders other than the Principal Vendors (as hereinafter defined). As of the date hereof, the holders of approximately 15.7% of the Class A Shares and approximately 83.6% of the Class B Shares of Noma on a fully-diluted basis (the "Principal Vendors") have agreed irrevocably to tender their Class A Shares and Class B Shares to the Offer.

     YOUR BOARD OF DIRECTORS, AFTER RECEIVING THE RECOMMENDATION OF THE INDEPENDENT COMMITTEE OF DIRECTORS WHO ARE INDEPENDENT OF MANAGEMENT AND THE MAJOR SHAREHOLDERS, HAS DETERMINED THAT THE OFFER IS FAIR TO NOMA SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW AND THAT THE OFFER IS IN THE BEST INTERESTS OF NOMA AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT YOU ACCEPT THE OFFER AND TENDER YOUR CLASS A SHARES AND CLASS B SHARES TO THE OFFER.

     In reaching its conclusions, the Board, assisted by its financial and legal advisors, carefully considered all aspects of the Offer as well as the factors described in the enclosed Directors' Circular. In examining the Offer, you might wish to consider that:

     (1) the Offer was the best alternative among the opportunities available to Noma at the time of the Board's consideration of the Offer based on a comprehensive review over the past several months by management of Noma and by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") (as financial advisor to Noma) of various strategic alternatives available to Noma and its shareholders and their assessment of Noma's businesses, financial condition, results of operations and future prospects;

     (2) the Independent Committee of Directors has received an opinion from DLJ stating that the consideration provided by the Offer is fair from a financial point of view to Noma shareholders;

     (3) the Principal Vendors have agreed irrevocably to tender their Class A Shares and Class B Shares to the Offer; and

     (4) the price offered by GCG is at a premium of approximately 77.4% to the simple average of the closing price of the Class A Shares and 71.0% to the simple average of the closing price of the Class B Shares for the 30 trading days ending November 6, 1998, being the last day on which the Shares traded prior to the first public announcement by the Company of the retention of DLJ as the financial advisor to Noma to explore shareholder value enhancement alternatives.

     We urge you to read the enclosed material carefully. If you have any questions about the Offer or require any assistance with the enclosed material or depositing your Class A Shares or Class B Shares to the Offer, please call one of the individuals named on the last page of the enclosed material.

                                       Sincerely,

                                       [LOGO]
                                       H. Thomas Beck
                                       Chairman of the Board of Directors
                                       On behalf of the Board of Directors

                              DIRECTORS' CIRCULAR

     This Directors' Circular is issued by the board of directors (the "Board of Directors") of Noma Industries Limited ("Noma" or the "Company") in connection with the offer publicly announced by The General Chemical Group Inc. ("GCG") on March 1, 1999 and made by Noma Acquisition Corp. (the "Offeror"), an indirect wholly-owned subsidiary of GCG, to purchase all of the Class A shares (the "Class A Shares") and Class B shares (the "Class B Shares") (the Class A Shares and the Class B Shares are collectively referred to as the "Shares") of Noma upon the terms and subject to the conditions set forth in the offer and accompanying circular (the "Offering Circular") of the Offeror dated March 10, 1999 (the "Offer"). All information provided herein relating to GCG or the Offeror is based on public information made available by GCG. All amounts in this Directors' Circular are expressed in Canadian dollars, unless otherwise indicated.

                            BACKGROUND TO THE OFFER

     On November 9, 1998, Noma publicly announced that it had retained Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisor and to identify and evaluate strategic alternatives to enhance shareholder value.

     Following the announcement, DLJ solicited expressions of interest from a significant number of potential investors. In exploring the possibility of finding a strategic partner, DLJ canvassed an extensive list of potential strategic and financial partners in Canada, the United States and Europe, and held discussions with several candidates who expressed interest in either acquiring or merging with Noma. After executing confidentiality agreements, these candidates were permitted to conduct a review of certain confidential information in order to assist them in evaluating Noma.

     After further discussions and presentations, certain potential investors were invited to make firm offers for an investment in Noma. In response to this invitation, GCG indicated its willingness to make a proposal to acquire Noma through a public take-over bid, subject to the negotiation of an acceptable acquisition agreement with Noma and acceptable lock-up arrangements with certain principal shareholders. Upon the completion of its preliminary due diligence, and following a request from Noma, GCG submitted its initial written proposal on February 11, 1999. Shortly thereafter, GCG made a firm proposal which resulted in GCG, the Offeror and Noma entering into an acquisition agreement after the close of business on February 26, 1999 (the "Acquisition Agreement") and the Offeror making the Offer. In addition, on being satisfied as to the price proposed by GCG for the Shares, Henry Thomas Beck, Fernhill Holdings Limited, Glasmar Holdings Ltd., Second Theresa Beck Family Trust and Ocassa Holdings Ltd. (collectively, the "Principal Vendors") entered into lock-up agreements (the "Lock-Up Agreements") after the close of business on February 26, 1999 whereby they each agreed to irrevocably tender their Shares to the Offer.

     On February 26, 1999, the Board of Directors of Noma met and, after considering all relevant factors, approved the form of the Acquisition Agreement and authorized its execution. The terms of the Acquisition Agreement and Lock-Up Agreements are described in the Offering Circular. Under the Acquisition Agreement, the Offeror is obligated to take up and pay for the Class A Shares and Class B Shares deposited under the Offer, subject to satisfaction of the conditions of the Offer, including that at least 66 2/3% of the outstanding Shares of each class (in each case calculated on a fully diluted basis) be tendered to the Offer and provided that, in any event, if less than 90% of the outstanding Shares of either class shall have been validly deposited under the Offer, there shall have been validly deposited under the Offer a majority of the outstanding Shares of each class owned by holders other than the Principal Vendors. Under the Lock-Up Agreements, each of the Principal Vendors has irrevocably agreed to tender its Shares to the Offer, subject to certain conditions under the Acquisition Agreement. Noma has agreed to recommend acceptance of the Offer to its shareholders, subject to the fiduciary duties of the Board of Directors. In addition, the Acquisition Agreement provides that the Offer is subject to the continuing compliance of all covenants, representations and warranties of Noma under the Acquisition Agreement.

     Press releases announcing the Offer were issued by GCG and Noma on the morning of March 1, 1999.

INDEPENDENT COMMITTEE

     In anticipation of a possible transaction by Noma, an independent committee of the Board of Directors was appointed consisting of three Directors who were neither members of management nor connected with a major shareholder (the "Independent Committee"). Messrs. T. Iain Ronald, F. Ross Johnson and Jean-Guy Gauthier were so appointed on November 9, 1998. The mandate of the Independent Committee was to:

     (1) assist the Board of Directors in the consideration of various strategic alternatives available to maximize shareholder value for the benefit of all shareholders;

     (2) consider and advise the Board of Directors as to whether any particular alternative was in the best interests of the Company and its shareholders; and

     (3)  to consider all such other matters that it may deem relevant.

     The Independent Committee was authorized to retain legal counsel and financial advisors. On November 18, 1998, the Independent Committee retained legal counsel to advise as to the duties and responsibilities of the Independent Committee and as to the appropriate proceedings to follow in furtherance of its mandate. Between November 9, 1998, the date the Independent Committee was formed, and February 26, 1999, the date the Independent Committee delivered its report to the Board of Directors, the Independent Committee met on five occasions and had numerous informal discussions with its advisors in the course of carrying out its mandate.

     DLJ assisted the Independent Committee and the Board of Directors in examining the Offer including the fairness of the Offer from a financial point of view to the holders of the Shares. The terms of DLJ's engagement are contained in the engagement letter with the Company dated September 15, 1998.

     On February 26, 1999, the Independent Committee received the fairness opinion from DLJ and delivered a report to the Board of Directors confirming that it was the Independent Committee's view that the Offer is fair from a financial point of view to the shareholders of Noma and unanimously recommended approval of the Acquisition Agreement by the Board of Directors.

THE OFFER

     Pursuant to the Offer, the Offeror has offered to purchase, upon the terms and subject to the conditions set forth in the Offer, all of the Class A Shares and Class B Shares on a fully-diluted basis for $9.25 cash per Class A Share and Class B Share. The Offer is subject to certain conditions including, without limitation, the valid deposit of not less than 66 2/3% of each of the outstanding Class A Shares and Class B Shares (in each case calculated on a fully diluted basis), provided that, in any event, if less than 90% of the outstanding Shares of either class shall have been validly deposited under the Offer, there shall have been validly deposited under the Offer a majority of the outstanding Shares of each class owned by holders other than the Principal Vendors which shall not have been withdrawn at the expiry time of the Offer.

     The period for acceptance of the Offer begins on March 10, 1999 and extends until 5:00 p.m. (Toronto time) on March 31, 1999, subject to certain rights of extension and withdrawal.

     Incorporated shareholders that own Class A Shares or Class B Shares indirectly through one or more single-purpose holding corporations incorporated after February 26, 1999, may elect to accept the Offer by depositing all of the shares of those holding corporations under the Offer upon complying with the conditions described in the Offering Circular (the "Holdco Alternative").

     FOR A MORE COMPLETE DESCRIPTION OF THE OFFER, REFERENCE SHOULD BE MADE TO THE OFFERING CIRCULAR AND THE RELATED LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY WHICH ARE BEING MAILED TO NOMA SHAREHOLDERS CONCURRENTLY HEREWITH.

THE ACQUISITION AGREEMENT

     GCG, the Offeror and Noma have entered into the Acquisition Agreement pursuant to which GCG agreed to cause the Offeror to make the Offer. The Acquisition Agreement provides that GCG will not amend the terms of the Offer other than to increase the consideration payable thereunder, to extend the expiry thereof, to waive any conditions thereof or to comply with securities laws, except with the prior consent of Noma. Other material terms of the Acquisition Agreement are set out below.

Approval of Offer by Noma Directors

     Pursuant to the Acquisition Agreement, Noma confirmed that the Board of Directors, upon consultation with its advisors, has determined unanimously that:
(i) the Offer is fair from a financial point of view to Noma shareholders and the Acquisition Agreement is in the best interests of Noma; and (ii) the Board of Directors will recommend that Noma shareholders accept the Offer.

Non-Solicitation

     In the Acquisition Agreement, Noma has agreed that it will not, directly or indirectly, through any officer, director, employee, representative or agent of Noma or of any of its subsidiaries, solicit or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any take-over bid, tender offer or exchange offer (other than the Offer), merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of assets (other than in the ordinary course of business), sale of securities (other than pursuant to the exercise of currently outstanding stock options), recapitalization, liquidation, dissolution, winding-up or similar transactions involving Noma or any of its subsidiaries (any of the foregoing being referred to as a "Transaction Proposal"), but nothing in the Acquisition Agreement prevents the Board of Directors from considering, negotiating, approving and recommending to Noma shareholders an unsolicited bona fide written Transaction Proposal in respect of which adequate financial arrangements are in place, which the Board of Directors determines in good faith (after consultation with its financial advisors and after receiving a written opinion of outside counsel, or oral advice of outside counsel that is reflected in the minutes of the Board of Directors, to the effect that the Board of Directors is required to do so in order to discharge properly its fiduciary duties) would, if consummated in accordance with its terms, result in a transaction more favourable to Noma shareholders than the Offer (any such Transaction Proposal being referred to as a "Superior Proposal").

     Noma has agreed to immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than GCG) with respect to any potential Transaction Proposal.

     Noma has agreed to immediately notify GCG of any future Transaction Proposal or of any written request for non-public information relating to Noma or any of its subsidiaries in connection with a Transaction Proposal or for access to the properties, books or records of Noma or any subsidiary by any person or entity that informs any member of the Board of Directors of Noma or such subsidiary that it is considering making, or has made, a Transaction Proposal. If the Board of Directors receives a request for material non-public information from a party proposing a Superior Proposal, then and only then, Noma may provide such party with access to information regarding Noma, provided that
(i) such party shall have first executed and delivered a confidentiality agreement in substantially the same form and containing the same restrictions and limitations as are set forth in the confidentiality agreement dated November 9, 1998 between GCG and Noma, and (ii) any information provided to any such party that has not already been provided to GCG is concurrently provided to GCG. Noma also has waived the standstill provisions and any other applicable restrictions under its confidentiality agreement with GCG to the extent necessary to permit the Offeror to make and complete the Offer.

Composition of the Board of Directors

     Under the Acquisition Agreement, provided that at least 66 2/3% of the outstanding Class B Shares are acquired pursuant to the Offer, if requested by the Offeror, Noma shall as soon as practicable following the first take-up of and payment for the Class B Shares pursuant to the Offer, cause such persons as may be designated or selected by GCG to be elected or appointed as the directors of Noma and its subsidiaries and for all or any of the then directors of Noma and its subsidiaries designated by GCG to resign. If less than 66 2/3%, but at least a majority of the outstanding Class B Shares are acquired pursuant to the Offer, if requested by the Offeror, Noma shall as soon as practicable following the first take-up and payment for the Class B Shares pursuant to the Offer, cause the Applicable Percentage (as hereinafter defined) of directors of Noma and such subsidiaries as may be requested by GCG (and of members of each committee of the board of directors of Noma) to consist of persons designated or selected by GCG. The "Applicable Percentage" means the ratio of (i) the total voting power of all Class B Shares accepted for payment and taken up and paid for pursuant to the Offer to (ii) the total voting power of the outstanding Class B Shares rounded to the nearest whole number and expressed as a percentage, and all numbers of directors or numbers calculated thereby will be rounded to the next highest director or number. At the request of GCG, such directors will take their seats on the board of directors of Noma by means of increasing the size of the board or seeking the resignation of directors specified by GCG and causing GCG's designees to be nominated for election. GCG intends to proceed as expeditiously as is practicable to cause the Applicable Percentage of members of the Board of Directors (and the board of directors of each subsidiary of Noma as may be requested by GCG) to consist of persons designated or selected by GCG.

Non-Completion Fee

     Noma has agreed to pay to GCG a non-completion fee of $10,000,000 in the event that: (i) the Board of Directors withdraws or modifies (including by amendment of this Directors' Circular), in a manner determined by GCG to be adverse to GCG or the Offeror, the Board's approval or recommendation, or any of its determinations, in respect of the Offer, the Acquisition Agreement or the transactions contemplated thereby, or resolves to do so; or (ii) Noma breaches the Acquisition Agreement in any material respect including a breach of any representation, warranty, covenant or agreement on the part of Noma (any such circumstance being a "Fee Event"). Noma will pay this fee to GCG within one business day after the occurrence of a Fee Event.

Termination

     The Acquisition Agreement may be terminated: (i) by a written agreement executed by Noma, GCG and the Offeror; (ii) by Noma, GCG or the Offeror if any court of competent jurisdiction or other governmental body located or having jurisdiction within Canada or the United States shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer and such order, decree, ruling or other action is or shall have become final and non-appealable; provided that such right of termination shall not be available to any party if such party shall have failed to make reasonable efforts to prevent or contest the imposition of such injunction or action and such failure materially contributed to such position;
(iii) by Noma, if the Class A Shares or Class B Shares deposited under the Offer have not, for any reason whatsoever, been taken up and paid for on or before 120 days after the date of mailing of the Offer to shareholders of Noma; (iv) by Noma, if there is a material breach of representation or warranty, covenant or agreement on the part of GCG or the Offeror contained in the Acquisition Agreement; (v) by Noma if any amendment to the Offer, other than a permitted variation of the terms of the Offer described under "The Acquisition Agreement" above in this Directors' Circular or any amendment to the Offer that has been mutually agreed to by the parties, does not conform in all material respects with the terms of the Offer set forth in the Acquisition Agreement or any amendment thereof that has been mutually agreed to by the parties; (vi) by Noma if the Offer has been terminated, withdrawn or expires; (vii) by GCG or the Offeror if the Offer has been terminated, withdrawn or otherwise expires in accordance with its terms; or (vii) by GCG or the Offeror if any event described under "Non-Completion Fee" above in this Directors' Circular occurs, provided that Noma's obligations to GCG summarized in such section shall survive any termination of the Acquisition Agreement.

                 RECOMMENDATION AND REASONS FOR RECOMMENDATION

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NOMA SHAREHOLDERS ACCEPT THE OFFER AND THAT NOMA SHAREHOLDERS DEPOSIT THEIR CLASS A SHARES AND CLASS B SHARES UNDER THE OFFER BY COMPLETING AND RETURNING THE LETTERS OF TRANSMITTAL THAT ACCOMPANY THE OFFER.

     In arriving at its recommendation, the Board of Directors, after receiving the recommendation of the Independent Committee and with the assistance of its financial and legal advisors, carefully considered the Offer and other possible transactions identified in the process that the Board of Directors has pursued.

     The principal factors taken into consideration by the Board of Directors in assessing the Offer and deciding to recommend acceptance of the Offer are as follows:

     - management of Noma and DLJ (as financial advisor to Noma) conducted a comprehensive review over the past several months of various strategic alternatives available to Noma and its shareholders for the purpose of maximizing value, and based on such review, management and DLJ have determined that the Offer was the best alternative among the opportunities available to Noma at the time of the Board of Directors' consideration of the Offer;

     - the Independent Committee has received an opinion letter dated February 26, 1999 from DLJ stating that, in its opinion, the consideration provided by the Offer is fair from a financial point of view to Noma shareholders. The opinion of DLJ is reproduced in full as Schedule "A";

     - holders of Class A Shares representing approximately 15.7% of the issued and outstanding Class A Shares on a fully-diluted basis and holders of Class B Shares representing approximately 83.6% of the issued and outstanding Class B Shares on a fully-diluted basis have agreed irrevocably to tender their Class A Shares and Class B Shares to the Offer; and

     - the price offered by GCG is at a premium of approximately 77.4% to the simple average of the closing price of the Class A Shares and 71.0% to the simple average of the closing price of the Class B Shares for the 30 trading days ending November 6, 1998, being the last day on which the Shares traded prior to the first public announcement by the Company of the retention of DLJ as the financial advisor to Noma to explore shareholder value enhancement alternatives.

     The holders of Class A Shares and Class B Shares should nevertheless consider the Offer carefully and make their own decisions as to acceptance or rejection of the Offer.

                PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

     The Class A Shares and the Class B Shares are listed on The Toronto Stock Exchange (the "TSE"). The following table sets forth the market price range and trading volume of the Class A Shares and the Class B Shares on the TSE for the periods indicated:

                                                         CLASS A SHARES                 CLASS B SHARES
                                                 ------------------------------   ---------------------------
                                                 HIGH ($)   LOW ($)    VOLUME     HIGH ($)   LOW ($)   VOLUME
                                                 --------   -------   ---------   --------   -------   ------
1998
  March........................................    8.10       7.05    1,178,067     7.90       7.10     8,150
  April........................................    8.30       7.15      787,771     8.30       7.20     2,700
  May..........................................    9.10       7.50      787,259     8.90       7.75     3,500
  June.........................................    8.70       7.90    1,569,932     8.25       8.00       800
  July.........................................    8.20       6.50      859,515     8.25       6.70     4,010
  August.......................................    6.75       4.95      866,863     4.75       4.75       100
  September....................................    5.40       4.65      358,375     5.75       5.75        26
  October......................................    6.50       4.10      734,906     4.40       4.40     2,400
  November.....................................    8.55       6.10    1,922,152     8.65       6.55    24,080
  December.....................................   10.10       7.60      956,873    10.00       7.70     2,700
1999
  January......................................    9.60       8.60    1,162,197     9.10       8.50     8,700
  February.....................................    9.45       8.85    1,031,202     9.50       9.00     5,750
  March 1 - 9..................................    9.15       9.00    5,427,960     9.05       9.00     1,600

     On November 9, 1998, Noma publicly announced that it had retained DLJ to act as its financial advisor and to identify and evaluate strategic alternatives to enhance shareholder value. The closing trading prices of the Class A Shares and Class B Shares on the TSE on November 6, 1998, the last trading day prior to the announcement were $6.60 and $6.55, respectively. The Offer price of $9.25 per Class A Share and Class B Share represents a premium of approximately 77.4% to the simple average of the closing price of the Class A Shares and 71.0% to the simple average of the closing price of the Class B Shares for the 30 trading days ending November 6, 1998 on the TSE.

     The announcement of the entering into the Acquisition Agreement, the intention of GCG to make the Offer and the approval of the Offer by the Board of Directors of Noma was made on March 1, 1999. The closing trading prices of the Class A Shares and Class B Shares on the TSE on February 26, 1999, the last day of trading prior to this announcement, were $9.40 and $9.00, respectively.

                         DIRECTORS AND SENIOR OFFICERS
                      OF NOMA AND OWNERSHIP OF SECURITIES

     The following table sets out the names and positions with Noma of each director and each senior officer of Noma and the number and percentage of outstanding securities beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable inquiry, by their respective associates.

                                                                PERCENTAGE
                                                                 OF TOTAL                  PERCENTAGE    OPTIONS TO
                                                                  CLASS A                   OF TOTAL      ACQUIRE
                                                    CLASS A     NON-VOTING                   CLASS B      CLASS A     PERCENTAGE
                                                   NON-VOTING     SHARES       CLASS B       SHARES      NON-VOTING   OF OPTIONS
NAME                    POSITION(S) WITH NOMA      SHARES(1)    OUTSTANDING   SHARES(1)    OUTSTANDING     SHARES     OUTSTANDING
----                    ---------------------      ----------   -----------   ---------    -----------   ----------   -----------
H. Thomas Beck........  Director, Chairman of the  4,794,800(2)    16.47%     4,989,496(2)    83.61%           --           --
                        Board
Catherine A. Beck.....  President and Chief           21,300        0.07%       34,400         0.58%      433,000        31.14%
                        Executive Officer and
                        Director
James D. Fleck........  Director                      10,000        0.03%            8             (3)     20,000          1.4%
Jean-Guy Gauthier.....  Director                       5,000        0.02%          NIL          NIL        20,000          1.4%
Martin Goldfarb.......  Director                       5,000        0.02%          NIL          NIL        15,000          1.1%
F. Ross Johnson.......  Director                      20,000        0.07%          NIL          NIL        20,000          1.4%
Dale H. Lastman.......  Director                         NIL         NIL           NIL          NIL        20,000          1.4%
Brian A. Robbins......  Director                     100,000        0.34%          NIL          NIL        20,000          1.4%
T. Iain Ronald........  Director                       3,000        0.01%          NIL          NIL        20,000          1.4%
Barrie D. Rose........  Director                      10,000        0.03%       76,400         1.28%       20,000          1.4%
Douglas G. Shields....  Executive Vice-President,      3,700        0.01%          NIL          NIL       190,000        13.67%
                        Chief Financial Officer
                        and Secretary
Shlomo Brenner........  President, Electrical         22,800(4)     0.08%        2,900        0.05%       178,000        12.80%
                        Assemblies
Stephen L. Ferguson...  Vice-President, Corporate     14,900(5)     0.05%          NIL          NIL       110,000         7.91%
                        Development

Notes:

(1) The information as to Class A Shares and Class B Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company has been furnished by the respective directors and senior officers.

(2) For details of these shareholdings refer to "Principal Holders of Noma Securities".

(3) Less than .01%

(4) Of the total number of Class A Shares held by Mr. Brenner, 6,600 Class A Shares were purchased pursuant to the Company's share purchase plan and are held in trust by Barrie D. Rose.

(5) The above noted holdings of Class A Shares held by Mr. Ferguson are owned by 970164 Ontario Inc., a company controlled by Mr. Ferguson.

                      PRINCIPAL HOLDERS OF NOMA SECURITIES

     To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over Shares comprising more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted at the meeting are Henry Thomas Beck and Second Theresa Beck Family Trust or entities controlled by or associated with them (the "Principal Shareholders").

                                                                 PERCENTAGE OF
                                                                 TOTAL CLASS A                         PERCENTAGE OF
                                            NUMBER OF CLASS A     NON-VOTING      NUMBER OF CLASS B    TOTAL CLASS B
                              TYPE OF       NON-VOTING SHARES       SHARES             SHARES             SHARES
SHAREHOLDER                  OWNERSHIP     OWNED OR CONTROLLED    OUTSTANDING    OWNED OR CONTROLLED    OUTSTANDING
-----------                -------------   -------------------   -------------   -------------------   -------------
Henry Thomas Beck.......   of record and              NIL              NIL                1,496            0.03%
                           beneficially
Fernhill Holdings
  Limited(1)............   of record and        1,980,000            6.80%            2,720,000           45.58%
                           beneficially
Glasmar Holdings
  Ltd.(1)...............   of record and              NIL              NIL               28,050            0.47%
                           beneficially
Second Theresa Beck
  Family Trust(1).......   of record and              NIL              NIL               96,750            1.62%
                           beneficially
Ocassa Holdings
  Ltd.(1)...............   of record and        2,814,800            9.67%            2,143,200           35.92%
                           beneficially

---------------

Notes:

(1) Mr. Beck controls Fernhill Holdings Limited and is a Trustee of Second Theresa Beck Family Trust, which controls Glasmar Holdings Ltd. Mr. Beck also owns sufficient voting non-participating securities in Ocassa Holdings Ltd. to control this company.

                      INTENTION WITH RESPECT TO THE OFFER

     Each of the directors and senior officers of Noma and their respective associates has indicated that he or she intends to accept the Offer, both with respect to Class A Shares and Class B Shares currently owned and with respect to Class A Shares issuable upon the exercise of options held by such persons.

                         TRADING IN SECURITIES OF NOMA

     During the six months preceding the date hereof, none of Noma, or the directors and the senior officers of Noma or, to the knowledge of the directors and senior officers of Noma after reasonable inquiry, any of their respective associates, has traded any securities or rights to acquire securities of Noma except for the trades listed below under the heading entitled "Issuances of Noma Securities".

     The directors and senior officers of Noma have no knowledge of any trades during the six months preceding the Offer by the Principal Shareholders in securities or rights to acquire securities of Noma.

     No director or senior officer of Noma intends to purchase securities of Noma before the expiry of the Offer or knows of the existence of such intention on the part of any other person other than pursuant to the exercise of existing options to purchase Class A Shares (the "Options") which will be conditionally exercised to enable the underlying Class A Shares to be tendered to the Offer. See "Option Plans".

                          ISSUANCES OF NOMA SECURITIES

     No Class A Shares or Class B Shares or securities convertible into Class A Shares or Class B Shares have been issued to the directors or members of the senior management of Noma during the two years preceding the date of this Directors' Circular, other than as indicated below:

GRANTS OF OPTIONS PURSUANT TO OPTION PLANS

                                  NUMBER OF
GRANTEE                       OPTIONS GRANTED(1)      DATE OF GRANT      EXERCISE PRICE       EXPIRY DATE
-------                       ------------------    -----------------    --------------    -----------------
Catherine A. Beck.........         250,000          June 18, 1997             5.00         June 18, 2002
Jean-Guy Gauthier.........          20,000          June 18, 1998             8.40         June 18, 2003
Dale H. Lastman...........          20,000          June 18, 1998             8.40         June 18, 2003
Douglas G. Shields........          60,000          June 18, 1997             5.00         June 18, 2002
Douglas G. Shields........          90,000          February 24, 1998         6.65         February 24, 2003
Shlomo Brenner............          90,000          February 24, 1998         6.65         February 24, 2003
Stephen L. Ferguson.......          50,000          February 24, 1998         6.65         February 24, 2003

---------------

Notes:

(1) Each option entitles the holder to acquire one Class A Share.

                                  OPTION PLANS

     Noma has 1,390,400 options outstanding pursuant to the Noma Incentive Stock Option Plan implemented on December 1, 1985, as amended and the Noma Directors' Stock Option Plan implemented on February 16, 1995, as amended (collectively the "Option Plans"). The Option Plans provide for the acceleration of all options if Class B Shares are tendered to a take-over bid which results in the Offeror holding more than 50% of the Class B Shares. The Option Plans also permit each holder of Options to conditionally exercise his or her Options with respect to all of the Class A Shares subject to the Option and not yet purchased thereunder and to tender such shares into the Offer, conditional upon the take-up of shares under the Offer.

                     OWNERSHIP OF SECURITIES OF THE OFFEROR

     None of Noma or the directors and senior officers of Noma or, to the knowledge of the directors and senior officers of Noma after reasonable inquiry, none of their respective associates and none of the Principal Shareholders, owns (directly or indirectly), or exercises control or direction over, securities of the Offeror or GCG other than Shlomo Brenner who owns 300 shares of Common Stock of GCG.

                RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS,
                    SENIOR OFFICERS AND SHAREHOLDERS OF NOMA

     Except for the Lock-Up Agreements which have been entered into between the Offeror, GCG and the Principal Vendors, no contracts, arrangements or agreements (including any contracts, arrangements or agreements as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the directors or senior officers of Noma remaining or retiring from office if the Offer is successful) have been made or are proposed to be made between GCG or the Offeror and any of the directors or senior officers of Noma. None of the directors or officers of Noma are directors or officers of GCG or the Offeror or any subsidiary of GCG or the Offeror. Except as set forth below, none of the directors and senior officers of Noma or, to the knowledge of the directors and senior officers of Noma after reasonable inquiry, none of their respective associates and none of the Principal Shareholders, has any interest in any material contract to which GCG or the Offeror is a party.

     Except for the Lock-Up Agreements which have been entered into between the Offeror, GCG and the Principal Vendors, to the knowledge of the directors and senior officers of Noma, no special contract, arrangement or understanding, formal or informal, has been made or proposed to be made between GCG or the Offeror and any Noma shareholder with respect to the Offer.

                        AGREEMENTS BETWEEN NOMA AND ITS
                         DIRECTORS AND SENIOR OFFICERS

     Each of the senior officers of Noma listed under "Directors and Senior Officers of Noma and Ownership of Securities" has a change of control agreement with Noma.

CHANGE OF CONTROL AGREEMENTS

     As a result of the uncertainty surrounding a potential change of control of Noma and in order to keep the members of senior management of Noma motivated throughout the process, the Compensation Committee of the Board of Directors agreed with each member of senior management to enter into agreements (the "Change of Control Agreements") relating to certain benefits to be received by such individuals on a change of control of Noma and certain additional benefits to be received in the event that their employment is terminated under certain specified circumstances (as described below) subsequent to a Change of Control Date. A "Change of Control Date" is defined as the date on which any person becomes the beneficial owner of over fifty percent (50%) of the outstanding voting shares of Noma.

     Pursuant to the Change of Control Agreement entered into between Noma and Catherine Beck, President and Chief Executive Officer of Noma, on a Change of Control Date, Ms. Beck will receive a lump sum payment of $400,000 and all of the stock options granted to her shall be deemed to have fully vested and shall be fully exercisable.

     In the event that Noma terminates Ms. Beck's employment within one (1) year of the Change of Control Date, or in the event that Ms. Beck terminates her employment with Noma for any reason whatsoever no earlier than sixty (60) days following the Change of Control Date and no later than one-hundred and eighty
(180) days following the Change of Control Date, Ms. Beck will receive the following additional benefits:

     (a) a lump sum equal to the aggregate of: (i) an amount equal to twenty-four (24) months of Ms. Beck's annual salary at the time of the termination of her employment; (ii) an amount equal to thirty-six (36) times the monthly car allowance payment paid to Ms. Beck immediately prior to the date of the termination of her employment; and (iii) an amount equal to three-hundred percent (300%) of the maximum permitted contribution to be made to Ms. Beck's Registered Retirement Savings Plan for the year in which the termination of her employment occurs; and

     (b) all existing benefits coverage in favour of Ms. Beck, including life, medical and dental (but not including long-term disability coverage), shall be maintained by Noma until thirty-six (36) months following the date of termination.

     Provided that Ms. Beck's employment has not been terminated following the Change of Control Date, she will continue to receive the same salary, vacation pay, car allowance, Registered Retirement Savings Plan contributions and benefits that she was receiving prior to the Change of Control Date.

     Pursuant to the Change of Control Agreement entered into between Noma and Douglas Shields, Executive Vice-President and Chief Financial Officer of Noma, on a Change of Control Date Mr. Shields will receive a lump sum payment of $750,000 and all of the stock options granted to Mr. Shields shall be deemed to have fully vested and shall be fully exercisable.

     In the event that Noma terminates Mr. Shields' employment within one (1) year of the Change of Control Date, or in the event that Mr. Shields terminates his employment with Noma for any reason whatsoever no earlier than one (1) year following the Change of Control Date and no later than thirteen (13) months following the Change of Control Date, Mr. Shields will receive the following additional benefits:

     (a)  a lump sum equal to the aggregate of: (i) an amount equal to twelve
          (12) months of Mr. Shields' annual base salary at the time of the termination of his employment; (ii) an amount equal to the maximum bonus payable to Mr. Shields, which maximum bonus is thirty percent (30%) of his annual base salary; (iii) an amount equal to twelve (12) times the monthly car allowance payment paid to Mr. Shields immediately prior to the date of the termination of his employment; and (iv) an amount equal to the maximum permitted contribution to be made to Mr. Shields' Registered Retirement Savings Plan for the year in which the termination of his employment occurs; and

     (b) all existing benefits coverage in favour of Mr. Shields, including life, medical and dental (but not including long-term disability coverage), shall be maintained by Noma until one (1) year following the date of termination.

     Provided that Mr. Shields' employment has not been terminated following the Change of Control Date, he will continue to receive the same base salary, bonus, vacation pay, car allowance, Registered Retirement Savings Plan contributions and benefits that he was receiving prior to the Change of Control Date. Mr. Shields has agreed to remain employed with Noma as the Chief Financial Officer for one (1) year.

     Pursuant to the Change of Control Agreement entered into between Noma and Shlomo Brenner, President, Electrical Assemblies, on a Change of Control Date Mr. Brenner will receive a lump sum payment of $400,000, all of the stock options granted to Mr. Brenner shall be deemed to have fully vested and shall be fully exercisable and Mr. Brenner's balance under the EVA Bank Plan (which as of the date hereof is $490,699) will become due and payable and will be paid to him.

     In the event that Noma terminates Mr. Brenner's employment other than for cause at any time between the Change of Control Date and December 31, 2000, or in the event that Mr. Brenner terminates his employment with Noma because of a Good Reason (which is defined in his Change of Control Agreement as: (i) the assignment to him of any duties materially inconsistent with his positions, duties and responsibilities; (ii) a material reduction of his positions, duties and responsibilities; (iii) a reduction in his salary; (iv) the failure by Noma to continue in effect any incentive or compensation plan, or any pension, life insurance, health and accident or disability plan in which he is participating; or (v) a request by Noma for him to relocate to a location outside of the Greater Metropolitan Toronto area which request he denies), Mr. Brenner will receive the following additional benefits:

     (a) a lump sum equal to the aggregate of: (i) an amount equal to twenty-four (24) months of Mr. Brenner's annual base salary at the time of the termination of his employment; (ii) an amount equal to two
          (2) times the maximum annual bonus payable to Mr. Brenner, which maximum bonus is one-hundred percent (100%) of his annual base salary;
          (iii) an amount equal to twenty-four (24) times the monthly car allowance payment paid to Mr. Brenner immediately prior to the date of the termination of his employment; and (iv) an amount equal to two-hundred percent (200%) of the maximum permitted contribution to be made to Mr. Brenner's Registered Retirement Savings Plan for the year in which the termination of his employment occurs; and

     (b) all existing benefits coverage in favour of Mr. Brenner, including life, medical and dental (but not including long-term disability coverage), shall be maintained by Noma until two (2) years following the date of termination.

     Provided that Mr. Brenner's employment has not been terminated following the Change of Control Date, he will continue to receive the same base salary, bonus, vacation pay, car allowance, Registered Retirement Savings Plan contributions and benefits that he was receiving prior to the Change of Control Date.

     Pursuant to the Change of Control Agreement entered into between Noma and Stephen Ferguson, Vice-President, Corporate Development, on a Change of Control Date Mr. Ferguson will receive a lump sum payment of U.S. $100,000 and all of the stock options granted to Mr. Ferguson shall be deemed to have fully vested and shall be fully exercisable. Furthermore, Mr. Ferguson's balance under the EVA Bank Plan (which at the date hereof is $42,318) will become due and payable and will be paid to him.

     In the event that Noma terminates Mr. Ferguson's employment other than for Cause (which is defined in his Change of Control Agreement as: (i) breach of fiduciary duties; (ii) competing with Noma or aiding a competitor of Noma to the detriment of Noma or the shareholders of Noma; or (iii) incompetence or gross negligence in the performance of his duties) at any time between the Change of Control Date and December 31, 2000, or in the event that Mr. Ferguson terminates his employment with Noma because of a Good Reason (which is defined in his Change of Control Agreement as: (i) the assignment to him of any duties materially inconsistent with his positions, duties and responsibilities; (ii) a reduction in his salary; (iii) the failure by Noma to continue in effect any incentive or compensation plan, or any pension, life insurance, health and accident or disability plan in which he is participating; (iv) a request by Noma for him to relocate to a location outside of a 40 mile radius of Brentwood, Tennessee; or (v) the failure of Noma within 60 days following the Change of Control Date to enter into a written employment agreement with Mr. Ferguson which provides him with terms and conditions of employment which are no less favourable than those he currently enjoys), Mr. Ferguson will receive the following additional benefits:

     (a)  a lump sum equal to the aggregate of: (i) an amount equal to twelve
          (12) months of Mr. Ferguson's annual base salary at the time of the termination of his employment; (ii) an amount equal to the maximum annual bonus payable to Mr. Ferguson, which maximum bonus is one-hundred percent (100%) of his annual base salary; (iii) an amount equal to twelve (12) times the monthly car allowance payment paid to Mr. Ferguson immediately prior to the date of the termination of his employment; and (iv) an amount equal to one-hundred percent (100%) of the maximum permitted contribution to be made to Mr. Ferguson's 401(K) Plan for the year in which the termination occurs, such amount not to exceed the contribution for the year ended December 31, 1997; and

     (b) all existing benefits coverage in favour of Mr. Ferguson, including life, medical and dental (but not including long-term disability coverage), shall be maintained by Noma until twelve (12) months following the date of termination.

     Mr. Ferguson is also entitled to certain relocation expenses in the event he relocates his home following the Change of Control Date.

     Provided that Mr. Ferguson's employment has not been terminated following the Change of Control Date, he will continue to receive the same base salary, bonus, vacation pay, car allowance, 401(K) Plan contributions and benefits that he was receiving prior to the Change of Control Date.

                    MATERIAL CHANGES IN THE AFFAIRS OF NOMA

     Except as otherwise described or referred to in this Directors' Circular, no other information is known to the directors or senior officers of Noma that indicates any material change in the affairs or prospects of Noma.

                               OTHER INFORMATION

     DLJ will be paid a fee for its services as financial advisor to the Company, including fees that are contingent on a change of control or certain other events. DLJ will also be paid a fee for preparing the fairness opinion.

     Mr. Lastman, a director of the Company, is a partner and the Co-Chairman of Goodman Phillips & Vineberg, Toronto, which acts for, and is paid legal fees by, the Company.

     Except as disclosed in this Directors' Circular, there is no information that is known to the directors and senior officers of Noma that would reasonably be expected to affect the decision of the holders of Class A Shares or Class B Shares (or securities convertible into Class A Shares or Class B Shares) to accept or reject the Offer.

                                STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides holders of Class A Shares and Class B Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of Class A Shares and Class B Shares. However, such rights must be exercised within prescribed time limits. Holders of Class A Shares and Class B Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

            APPROVAL OF THE DIRECTORS' CIRCULAR AND NOTICE OF CHANGE

     The contents of this Directors' Circular have been approved by the directors of Noma and the delivery of this Directors' Circular has been authorized by the directors of Noma.

                                    CONSENTS

To: The Board of Directors of Noma Industries Limited

     We hereby consent to the reference to the opinion of our firm under the heading "Recommendation and Reasons for Recommendation" and to the inclusion of the text of our opinion dated February 26, 1999 in the Directors' Circular dated the date hereof of Noma Industries Limited.

New York, New York

(Signed)

DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION

March 10, 1999

                                  CERTIFICATE

DATED: March 10, 1999

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer within the meaning of the Securities Act (Quebec).

                      On behalf of the Board of Directors

            (Signed) H. THOMAS BECK                          (Signed) T. IAIN RONALD
                   Director                                         Director

                                  SCHEDULE "A"

         OPINION OF DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION

                                     [LOGO]

                               February 26, 1999
Noma Industries Limited
4100 Yonge Street
Toronto, Ontario M2P 2B5
Canada

Attention: Independent Committee of the Board of Directors

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the shareholders of Noma Industries Limited (the "Company") of the consideration to be received by such shareholders pursuant to the terms of the Acquisition Agreement, dated February 26, 1999 (the "Agreement"), by and among The General Chemical Group Inc. ("General Chemical"), 1341776 Ontario Inc., a wholly-owned subsidiary of General Chemical, and the Company pursuant to which General Chemical and 1341776 Ontario Inc. will commence a circular bid (the "Take-Over Bid") made to all holders of the Company's outstanding Class A and B common shares (collectively, the "Company Common Shares") to purchase (the "Acquisition") such shares at a price of C$9.25 per Company Common Share or such higher price as may be paid in the Take-Over Bid (the "Offer Price"). The Take-Over Bid may be followed by an amalgamation, statutory arrangement or other transaction (the "Subsequent Acquisition Transaction") for the purposes of enabling General Chemical to acquire all of the Company Common Shares not deposited pursuant to the Take-Over Bid.

     In arriving at our opinion, we have reviewed the draft dated February 25, 1999 of the Agreement and the schedules thereto and the draft form of Lock-Up Undertaking dated February 25, 1999. We have also reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management was certain financial projections of the Company for the period beginning December 31, 1999 and ending December 31, 2003 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with financial and securities data of various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Company Common Shares, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. It should be understood that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Acquisition, the Subsequent Acquisition Transaction or any other business strategies being considered by the board, nor does it address the Board's decision as to how to vote on the proposed Acquisition or the Subsequent Acquisition Transaction. Our opinion does not constitute a recommendation to any shareholders as to whether such shareholder should tender such shareholder's Company Common Shares in the Take-Over Bid.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for General Chemical in the past and has been compensated for such services.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Offer Price to be received by holders of Company Common Shares pursuant to the Agreement is fair to such shareholders from a financial point of view.

                                       Very truly yours,

                                       DONALDSON, LUFKIN & JENRETTE
                                       SECURITIES CORPORATION

                                       By: (signed)
                                         Benoit Jamar
                                         Managing Director

          ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO:

                            NOMA INDUSTRIES LIMITED
                               4100 Yonge Street
                                   Suite 402
                                Toronto, Ontario
                                    M2P 2B5
                           Contact: Catherine A. Beck
                           Telephone: (416) 226-7279
                           Telecopier: (416) 222-6467

                                       or

                               Douglas G. Shields
                           Telephone: (416) 226-7277
                           Telecopier: (416) 222-6467

                          DONALDSON, LUFKIN & JENRETTE
                                277 Park Avenue
                               New York, New York
                                     10172
                             Contact: Benoit Jamar
                           Telephone: (212) 892-3606
                           Telecopier: (212) 892-7973

                                       or

                                 Robert Aiello
                           Telephone: (212) 892-2809
                           Telecopier: (212) 892-7272

                                       or

                                  David Platt
                           Telephone: (212) 892-7006
                           Telecopier: (212) 892-4555

     THIS TENDER OFFER IS MADE FOR THE SECURITIES OF A CANADIAN ISSUER AND WHILE THE OFFER IS SUBJECT TO DISCLOSURE REQUIREMENTS OF CANADA, INVESTORS SHOULD BE AWARE THAT THESE REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

     THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT THE ISSUER IS LOCATED IN CANADA, AND THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS ARE RESIDENTS OF CANADA.